EXHIBIT 99.1

Unaudited Condensed Attributed Financial Information for Hughes Retail Group

On March 1, 2014, EchoStar Corporation (the terms “we,” “us,” “EchoStar,” and “our” refer to EchoStar Corporation and its subsidiaries) issued shares of its newly authorized Hughes Retail Preferred Tracking Stock (the “EchoStar Tracking Stock”) and Hughes Satellite Systems Corporation (“HSS”), a subsidiary of EchoStar, also issued shares of its newly authorized Hughes Retail Preferred Tracking Stock (the “HSS Tracking Stock” and together with the EchoStar Tracking Stock, the “Tracking Stock”) to certain subsidiaries of DISH Network Corporation.

The Tracking Stock is intended to reflect the separate performance of our Hughes Retail Group, or “HRG”, which is comprised primarily of our business of providing satellite broadband internet services to residential retail subscribers, including  the assets and liabilities primarily associated with the operation of the business; and the business operations, revenue, billings, operating and other direct and indirect support activities to provide services to the business and Hughes retail subscribers. The Hughes Retail Group also includes any proceeds associated with a sale or transfer of the Hughes Retail Group or any assets of the Hughes Retail Group, and any other assets acquired by or for the account of the Hughes Retail Group or otherwise attributed, contributed, allocated or transferred to the Hughes Retail Group from time to time.  The EchoStar Group is comprised of all existing and future businesses of EchoStar and its subsidiaries, excluding the Hughes Retail Group.

Holders of the Tracking Stock and our common stock are holders of capital stock of the issuer (EchoStar or HSS) and are subject to risks associated with an investment in the issuer and all of its businesses, assets and liabilities.  The issuance of the Tracking Stock does not affect the rights of our creditors or the creditors of our subsidiaries. Notwithstanding the following attribution of assets, liabilities, revenue, expenses and cash flows to the Hughes Retail Group and the EchoStar Group, our tracking stock structure does not affect the ownership or the legal title to our assets or responsibility for our liabilities.

The accompanying condensed attributed financial information as of, and for, the quarter ended March 31, 2014, March 31, 2013, and December 31, 2013 are unaudited.  The Company’s management is solely responsible for this financial information and believes that it has been prepared in conformity with accounting principles generally accepted in the United States.

The following tables present our consolidated assets and liabilities as of March 31, 2014 and December 31, 2013 and our consolidated revenue, expenses and cash flows for the three months ended March 31, 2014 and 2013.  The tables further present our assets, liabilities, revenue, expenses and cash flows that are attributed to the Hughes Retail Group as if that business and its assets had been attributed to that group at the beginning of each period.  As a result of our policy statement adopted as of March 1, 2014, we used different attribution methods for certain items in periods prior to March 1, 2014. Therefore, the attributed financial position, results of operations and cash flows of HRG and all other operations are not directly comparable to the corresponding attributed financial information for periods after March 1, 2014.  The financial information in this Exhibit should be read in conjunction with our unaudited condensed consolidated financial statements for the three months ended March 31, 2014 included in our Quarterly Report on Form 10-Q.

CONDENSED ATTRIBUTED BALANCE SHEETS

(In thousands)

(Unaudited)

	Attributed				Attributed
	As of March 31, 2014				As of December 31, 2013
	Hughes				Hughes
	Retail	EchoStar	Inter-Group	EchoStar	Retail	EchoStar	Inter-Group	EchoStar
	Group	Group	Eliminations	Consolidated	Group	Group	Eliminations	Consolidated
Assets
Current Assets:
Cash, cash equivalents and marketable investment securities	$—	$1,708,265	$—	$1,708,265	$—	$1,620,652	$—	$1,620,652
Trade accounts receivable, net	24,756	130,962		155,718	24,466	134,826	—	159,292
Trade accounts receivable - DISH Network, net	—	379,470	—	379,470	—	355,135	—	355,135
Inventory	9,825	56,421	(1,624)	64,622	10,004	56,080	—	66,084
Deferred tax assets	4,645	65,090	—	69,735	4,143	65,490	—	69,633
Inter - group advances	2,326	—	(2,326)	—	—	—	—	—
Prepaids and deposits	397	59,752	—	60,149	814	54,586	—	55,400
Other current assets	—	11,277	—	11,277	—	29,930	—	29,930
Total current assets	41,949	2,411,237	(3,950)	2,449,236	39,427	2,316,699	—	2,356,126
Noncurrent Assets:
Restricted cash and marketable investment securities	—	19,104	—	19,104	—	16,137	—	16,137
Property and equipment, net	155,175	2,849,359	—	3,004,534	151,023	2,395,354	—	2,546,377
Regulatory authorizations, net	—	584,641	—	584,641	—	583,900	—	583,900
Goodwill	260,000	244,173	—	504,173	260,000	244,173	—	504,173
Other intangible assets, net	69,232	170,647	—	239,879	75,280	186,759	—	262,039
Economic interest in Hughes Retail Group	—	97,673	(97,673)	—	—	488,852	(488,852)	—
Other investments	—	165,523	—	165,523	—	169,771	—	169,771
Other receivable - DISH Network	—	90,083	—	90,083	—	89,811	—	89,811
Other noncurrent assets, net	45,183	136,236	—	181,419	40,272	133,357	—	173,629
Total noncurrent assets	529,590	4,357,439	(97,673)	4,789,356	526,575	4,308,114	(488,852)	4,345,837
Total assets	$571,539	$6,768,676	$(101,623)	$7,238,592	$566,002	$6,624,813	$(488,852)	$6,701,963
Liabilities and Stockholders’ Equity
Current Liabilities:
Trade accounts payable	$14,095	$193,244	$—	$207,339	$—	$201,416	$—	$201,416
Trade accounts payable - DISH Network	—	83,920	—	83,920	—	55,743	—	55,743
Current portion of long-term debt and capital lease obligations	—	61,404	—	61,404	—	69,791	—	69,791
Deferred revenue and prepayment	22,421	35,831	—	58,252	20,999	36,593	—	57,592
Accrued compensation	—	34,070	—	34,070	—	30,940	—	30,940
Accrued royalties	—	22,731	—	22,731	—	24,010	—	24,010
Accrued interest	—	44,440	—	44,440	—	7,838	—	7,838
Inter - group advances		2,326	(2,326)	—	—	—	—	—
Accrued expenses and other	4,780	117,546		122,326	6,108	105,007	—	111,115
Total current liabilities	41,296	595,512	(2,326)	634,482	27,107	531,338	—	558,445
Noncurrent Liabilities:
Long-term debt and capital lease obligations, net of current portion	—	2,345,199	—	2,345,199	—	2,352,597	—	2,352,597
Deferred tax liabilities	33,754	597,816	—	631,570	40,225	447,981	—	488,206
Other noncurrent liabilities	8,125	105,077	—	113,202	9,818	66,666	—	76,484
Total noncurrent liabilities	41,879	3,048,092	—	3,089,971	50,043	2,867,244	—	2,917,287
Total liabilities	83,175	3,643,604	(2,326)	3,724,453	77,150	3,398,582	—	3,475,732
Commitments and Contingencies
Stockholders’ Equity
Equity/Attributed net assets (liabilities)	488,364	3,028,830	(99,297)	3,417,897	488,852	3,217,370	(488,852)	3,217,370
Noncontrolling interest in HSS Tracking Stock	—	86,847	—	86,847	—	—	—	—
Other noncontrolling interests	—	9,395	—	9,395	—	8,861	—	8,861
Equity/Attributed net assets (liabilities)	488,364	3,125,072	(99,297)	3,514,139	488,852	3,226,231	(488,852)	3,226,231
Total liabilities and equity/attributed net assets (liabilities)	$571,539	$6,768,676	$(101,623)	$7,238,592	$566,002	$6,624,813	$(488,852)	$6,701,963

CONDENSED ATTRIBUTED STATEMENT OF OPERATIONS

 (In thousands)

(Unaudited)

	Attributed
	For the Three Months Ended
	March 31, 2014
	Hughes
	Retail	EchoStar	Inter-Group	EchoStar
	Group	Group	Eliminations	Consolidated
Revenue:
Services and Equipment revenue - other	$136,731	$226,280	$(27,234)	$335,777
Services and Equipment revenue - DISH Network	—	490,246	—	490,246
Total revenue	136,731	716,526	(27,234)	826,023
Costs and Expenses:
Cost of sales - (exclusive of depreciation and amortization)	68,224	488,149	(25,610)	530,763
Selling, general and administrative expenses	35,550	52,082	—	87,632
Research and development expenses	878	13,704	—	14,582
Depreciation and amortization	31,956	101,270	—	133,226
Total costs and expenses	136,608	655,205	(25,610)	766,203
Operating income (loss)	123	61,321	(1,624)	59,820

Other Income (Expense):
Interest income	1	2,598	(1)	2,598
Interest expense, net of amounts capitalized	—	(46,045)	1	(46,044)
Realized gains on marketable investment securities and other investments, net	—	28	—	28
Equity in losses of unconsolidated affiliates, net	—	(1,851)	—	(1,851)
Economic interest in earnings (loss) of Hughes Retail Group	—	998	(998)	—
Other, net	—	636	—	636
Total other income (expense), net	1	(43,636)	(998)	(44,633)
Income (loss) before income taxes	124	17,685	(2,622)	15,187
Income tax provision, net	(48)	(3,109)	—	(3,157)
Net income (loss)	76	14,576	(2,622)	12,030
Less: Net loss attributable to noncontrolling interests in HSS Tracking Stock	—	(324)	—	(324)
Less: Net income attributable to other noncontrolling interests	—	299	—	299
Net income (loss) attributable to EchoStar	$76	$14,601	$(2,622)	$12,055

 CONDENSED ATTRIBUTED STATEMENT OF OPERATIONS

(In thousands)

(Unaudited)

	Attributed
	For the Three Months Ended
	March 31, 2013
	Hughes
	Retail	EchoStar	Inter-Group	EchoStar
	Group	Group	Eliminations	Consolidated
Revenue:
Services and Equipment revenue - other	$123,774	$222,880	$—	$346,654
Services and Equipment revenue - DISH Network	—	448,800	—	448,800
Total revenue	123,774	671,680	—	795,454
Costs and Expenses:
Cost of sales - (exclusive of depreciation and amortization)	63,616	469,533	—	533,149
Selling, general and administrative expenses	32,814	61,362	—	94,176
Research and development expenses	1,990	15,504	—	17,494
Depreciation and amortization	30,026	96,673	—	126,699
Total costs and expenses	128,446	643,072	—	771,518
Operating income (loss)	(4,672)	28,608	—	23,936

Other Income (Expense):
Interest income	—	1,977	—	1,977
Interest expense, net of amounts capitalized	—	(49,100)	—	(49,100)
Realized gains on marketable investment securities and other investments, net	—	19,463	—	19,463
Equity in losses of unconsolidated affiliates, net	—	(3,905)	—	(3,905)
Economic interest in earnings (loss) of Hughes Retail Group	—	(2,823)	2,823	—
Other, net	—	5,481	—	5,481
Total other expense, net	—	(28,907)	2,823	(26,084)
Income (loss) before income taxes	(4,672)	(299)	2,823	(2,148)
Income tax benefit, net	1,849	3,797	—	5,646
Net income (loss)	(2,823)	3,498	2,823	3,498
Less: Net income attributable to other noncontrolling interests	—	40	—	40
Net income (loss) attributable to EchoStar	$(2,823)	$3,458	$2,823	$3,458

CONDENSED ATTRIBUTED STATEMENTS OF CASH FLOWS

(In thousands)

(Unaudited)

	Attributed				Attributed
	For the Three Months Ended				For the Three Months Ended
	March 31, 2014				March 31, 2013
	Hughes				Hughes
	Retail	EchoStar	Inter-Group	EchoStar	Retail	EchoStar	Inter-Group	EchoStar
	Group	Group	Eliminations	Consolidated	Group	Group	Eliminations	Consolidated
Cash Flows from Operating Activities:
Net income (loss)	$76	$14,576	$(2,622)	$12,030	$(2,823)	$3,498	$2,823	$3,498
Adjustments to reconcile net income (loss) to net cash flows from operating activities:
Depreciation and amortization	31,956	101,270	—	133,226	30,026	96,673	—	126,699
Equity in losses of unconsolidated affiliates, net	—	1,851	—	1,851	—	3,905	—	3,905
Economic interest in loss (earnings) of Hughes Retail Group	—	(998)	998	—	—	2,823	(2,823)	—
Realized gains on marketable investment securities and other investments, net	—	(28)	—	(28)	—	(19,463)	—	(19,463)
Stock-based compensation	—	3,557	—	3,557	—	4,984	—	4,984
Deferred tax benefit (provision)	—	22	—	22	—	(9,189)	—	(9,189)
Changes in current assets and current liabilities, net	6,100	40,100	1,624	47,824	2,621	(66,621)	—	(64,000)
Changes in noncurrent assets and noncurrent liabilities, net	(5,182)	(1,952)	—	(7,134)	(10,633)	14,632	—	3,999
Other, net	—	10,124	—	10,124	—	(249)	—	(249)
Net cash flows from operating activities	32,950	168,522	—	201,472	19,191	30,993	—	50,184
Cash Flows from Investing Activities:
Purchases of marketable investment securities	—	(299,563)	—	(299,563)	—	(181,709)	—	(181,709)
Sales and maturities of marketable investment securities	—	285,985	—	285,985	—	213,577	—	213,577
Purchases of property and equipment	(30,060)	(83,565)	—	(113,625)	(28,204)	(44,416)	—	(72,620)
Change in restricted cash and cash equivalents	—	(2,967)	—	(2,967)	—	7,577	—	7,577
Purchase of strategic investments	—	(16)	—	(16)	—	(7,156)	—	(7,156)
Inter-group advances	(2,326)	—	2,326	—	—	—	—	—
Other, net	—	(2,818)	—	(2,818)	—	(2,889)	—	(2,889)
Net cash flows from investing activities	(32,386)	(102,944)	2,326	(133,004)	(28,204)	(15,016)	—	(43,220)
Cash Flows from Financing Activities:
Net proceeds from Class A common stock options exercised and stock issued under the Employee Stock Purchase Plan	—	5,588	—	5,588	—	19,934	—	19,934
Repayment of long-term debt and capital lease obligations	—	(18,528)	—	(18,528)	—	(21,450)	—	(21,450)
Net proceeds from issuance of Tracking Stock	—	10,720	—	10,720	—	—	—	—
Inter-group advances	—	2,326	(2,326)	—	—	—	—	—
Inter-group equity contributions (distributions), net	(564)	564	—	—	9,013	(9,013)	—	—
Other	—	514	—	514	—	292	—	292
Net cash flows from financing activities	(564)	1,184	(2,326)	(1,706)	9,013	(10,237)	—	(1,224)
Effect of exchange rates on cash and cash equivalents	—	1,126	—	1,126	—	56	—	56
Net increase in cash and cash equivalents	—	67,888	—	67,888	—	5,796	—	5,796
Cash and cash equivalents, beginning of period	—	634,119	—	634,119	—	731,614	—	731,614
Cash and cash equivalents, end of period	$—	$702,007	$—	$702,007	$—	$737,410	$—	$737,410

NOTES TO CONDENSED ATTRIBUTED FINANCIAL INFORMATION

(Unaudited)

Note 1.         Business Description

The Hughes Retail Group is generally comprised of our business of providing satellite broadband internet services to residential retail subscribers, including the assets and liabilities primarily associated with the operation of the business; and the business operations, revenue, billings, operating and other direct and indirect support activities to provide services to the business and Hughes retail subscribers. The Hughes Retail Group also includes any proceeds associated with a sale or transfer of the Hughes Retail Group or any assets of the Hughes Retail Group, and any other assets acquired by or for the account of the Hughes Retail Group or otherwise attributed, contributed, allocated or transferred to the Hughes Retail Group from time to time.  The EchoStar Group consists of all other operations of EchoStar, including all existing and future businesses other than the Hughes Retail Group.  EchoStar has adopted a policy statement (the “Policy Statement”) as described in Note 2 below, which sets forth management and allocation policies for purposes of attributing all of the business and operations of EchoStar to either the Hughes Retail Group or the EchoStar Group (each as fully defined in the Policy Statement and collectively, the “Groups”).

Note 2.         Basis of Presentation

The overall objective of the attributed financial information is to present EchoStar’s attributed amounts reported in its condensed consolidated financial statements to the Hughes Retail Group and the EchoStar Group.  The Policy Statement contains specific provisions that determine how certain assets, liabilities, revenue and expenses are attributed to the Groups, effective March 1, 2014.  However, the Policy Statement does not explicitly address the attribution of all amounts reported in our condensed consolidated financial statements; accordingly, management applies judgment in attributing certain amounts based on its assessment of the activities of the Groups and the guiding principles set forth in the Policy Statement.  In addition, because the Policy Statement was not effective in periods prior to March 1, 2014, it has limited applicability to the attributed financial information for such periods.

Set forth below is an overview of the Policy Statement and additional discussion about how we have attributed amounts in our condensed consolidated financial statements to the Groups.

Policy Statement

In accordance with the Policy Statement, all existing and future retail subscribers, including related customer contracts, are attributed to the Hughes Retail Group.  Assets and liabilities that are directly related to the Hughes Retail Group are attributed to the Hughes Retail Group, including certain accounts receivable, inventory, property and equipment, deferred subscriber acquisition costs, intangible assets and tax related assets and liabilities.  To the extent practicable, costs and expenses are attributed without markup to the Hughes Retail Group or the EchoStar Group based on specific identification.  Common or shared costs, including corporate overhead, are allocated between the Hughes Retail Group and the EchoStar Group using objective methods and criteria that reflect the relative usage of the corresponding functions or services.  Where resources are shared by the Groups and determinations based on use alone are not practicable, we use other methods and criteria that we believe are fair and result in a reasonable estimate of the costs associated with operation, utilization, and maintenance of such resources to each Group.  Such methods and criteria may include allocations based on revenue, operating costs, square footage, headcount or management estimates.  Under the documents governing the Tracking Stock, any change in our management’s allocation methodologies requires the consent of the holders of a majority of the outstanding shares of the Tracking Stock, but does not require the consent of our common stockholders.

The Hughes Retail Group utilizes broadband satellite capacity that is operated and maintained by the EchoStar Group.  The Policy Statement provides for a monthly charge to the Hughes Retail Group for its utilization of such capacity based on the number of retail subscribers and revenue per month.  In addition, the Policy Statement establishes pricing for HRG purchases of customer rental equipment from the EchoStar Group based on cost plus a fixed margin percentage.  Income taxes incurred by EchoStar and its subsidiaries that include operations of the Hughes Retail Group are allocated between the EchoStar Group and the Hughes Retail Group based primarily on the relative amounts of earnings or loss attributable to each Group.

The various attributions, allocations and inter-group charges provided for in the Policy Statement generally do not affect the amounts reported in EchoStar’s Condensed Consolidated Financial Statements, except for effects on the attribution of equity and net income or loss between the holders of Tracking Stock and EchoStar’s common stockholders.

NOTES TO CONDENSED ATTRIBUTED FINANCIAL INFORMATION — Continued

(Unaudited)

The Policy Statement also does not significantly affect the way that the Hughes segment management assesses operating performance and allocates resources.  In addition, our chief operating decision maker reviews the HRG financial information only to the extent such information is included in our periodic filings with the SEC. Therefore we do not consider HRG to be a separate operating segment.

Balance Sheet Attributions

Assets attributed to the Hughes Retail Group based on specific identification consist primarily of trade accounts receivable from retail broadband subscribers, property and equipment (primarily customer rental equipment) used solely in the retail business, and deferred subscriber acquisition costs included in other noncurrent assets.  Goodwill and other intangible assets (primarily customer relationships, developed technology and trademarks), which were recognized in connection with our acquisition of Hughes Communications, Inc. in June 2011, were attributed to the Hughes Retail Group based on an analysis of information for the retail business that was available at the acquisition date.

No attribution to the Hughes Retail Group has been made for certain significant assets that it shares with the EchoStar Group, including regulatory authorizations and property and equipment (such as satellites and related terrestrial facilities), because those assets are operated and maintained by the EchoStar Group and it is not practicable to allocate the asset carrying amounts between the Groups.  However, the Hughes Retail Group has the right to use such assets and is charged for its use of such assets in accordance with the Policy Statement.

Liabilities attributed to the Hughes Retail Group based on specific identification consist primarily of customer prepayments and deferred revenue related to retail subscribers and deferred tax liabilities related to assets and liabilities that have been attributed to the Hughes Retail Group.  Except to a limited extent, it is not practicable to attribute accounts payable and accrued liabilities to the Hughes Retail Group because those amounts arise from centralized processes managed by the EchoStar Group.  The Hughes Retail Group generally incurs inter-group payables to all other operations in connection with such centralized processes.  As provided in the Policy Statement, none of our long-term debt is attributed to the Hughes Retail Group; however, interest is charged on all inter-group payables.

Revenue and Expense Attributions

Hughes Retail Group revenue relates to services and equipment provided to retail broadband subscribers and is readily identifiable based on specific identification.

Expenses attributed to the Hughes Retail Group based on specific identification include depreciation of property and equipment and amortization of intangible assets that are attributed to HRG.  Certain other operating expenses, such as compensation of employees that work exclusively in the retail business, are also attributed to the Hughes Retail Group based on specific identification.  A substantial portion of Hughes Retail Group cost of sales is based on specific inter-group pricing provisions of the Policy Statement, including a monthly charge per retail subscriber and charges for customer rental equipment at cost plus a fixed margin percentage.  Hughes Retail Group operating expenses also reflect allocations of corporate overhead and other expenses incurred by EchoStar.

Cash Flow Attributions

The Hughes Retail Group participates in EchoStar’s centralized cash management system and does not maintain separate cash accounts.  Under the centralized cash management system, net advances of cash to or from the Hughes Retail Group are reflected in an inter-group receivable or payable account, which bears interest at the same rate earned by EchoStar on its cash and marketable investment securities portfolio.  There is no allocation of EchoStar’s long-term debt or related interest costs to the Hughes Retail Group.

Cash receipts from retail broadband subscribers and payments of certain expenses attributed to the Hughes Retail Group on a specific identification basis generally are reflected in the attributed statements of cash flows in the period the cash is received or paid.  It is not practicable to determine the timing of related cash disbursements under the centralized cash management system for other costs and expenses attributed to the Hughes Retail Group.  The accompanying statements of cash flows generally presents cash flows related to such transactions when they are

NOTES TO CONDENSED ATTRIBUTED FINANCIAL INFORMATION — Continued

(Unaudited)

recognized on an accrual basis in an inter-group receivable or payable account.  Periodic changes in inter-group receivables or payables generally are indicative of amounts received or paid by the EchoStar Group on behalf of the Hughes Retail Group and are reported in the accompanying attributed statements of cash flows as investing activity for the Group with a net receivable balance or as financing activity for the Group with a net payable balance.

Attributions for Periods Prior to Adoption of the Policy Statement

Except as discussed below, attributions of assets, liabilities, revenue, expenses and cash flows to the Hughes Retail Group in periods prior to the adoption of the Policy Statement effective March 1, 2014 are substantially as described above.  However, because the Policy Statement was not effective, the attributed financial information for periods prior to March 1, 2014 do not reflect retrospective application of specific pricing terms in the Policy Statement, such as the monthly charge per subscriber or the cost-plus-fixed-margin pricing for equipment transfers.  In lieu of charges based on such specific terms, the attributed financial information for periods prior to March 1, 2014 reflect actual costs incurred for specifically identified items or are based on allocations of actual costs incurred for shared resources.  In addition, because no arrangement for interest-bearing inter-group receivables or payables existed prior to March 1, 2014, no such accounts or related interest are reflected in the attributed financial information for periods prior to March 1, 2014.  In such periods, EchoStar’s equity in the net assets of the Hughes Retail Group is presented as “Equity/Attributed net assets” and periodic changes in such equity are presented as “Inter-group equity contributions (distributions), net” within financing activities in the attributed statements of cash flows.  As a result of our use of different attribution methods for certain items in periods prior to March 1, 2014, the attributed financial position, results of operations and cash flows of the Groups are not directly comparable to the corresponding attributed financial information for periods after March 1, 2014.  Accordingly, the attributed financial information for periods prior to March 1, 2014 does not purport to present the attributed financial information that would have resulted if the Policy Statement had been adopted in such periods.

Note 3.         Property and Equipment

Property and equipment for the Hughes Retail Group consisted of the following:

	Depreciable	As of
	Life	March 31,	December 31,
	(In Years)	2014	2013
		(In thousands)
Customer rental equipment	2-4	$391,736	$361,248
Accumulated depreciation		(236,561)	(210,225)
Property and equipment, net		$155,175	$151,023

Depreciation expense associated with the Hughes Retail Group property and equipment consisted of the following:

	For the Three Months
	Ended March 31,
	2014	2013

Customer rental equipment	$25,908	$22,479
Total depreciation expense	$25,908	$22,479

Note 4.         Goodwill and Other Intangible Assets

Goodwill is assigned to reporting units of our operating segments.  A portion of the Hughes segment goodwill was attributed to the Hughes Retail Group as if the Hughes Retail Group had been a separate reporting unit at June 8, 2011, the date EchoStar completed the acquisition of Hughes Communications, Inc.  Approximately $260.0 million of the $504.2 million Hughes segment goodwill was attributed to the Hughes Retail Group.

NOTES TO CONDENSED ATTRIBUTED FINANCIAL INFORMATION — Continued

(Unaudited)

Intangible assets for the Hughes Retail Group consisted of the following:

	As of
	March 31, 2014			December 31, 2013
		Accumulated	Carrying		Accumulated	Carrying
	Cost	Amortization	Amount	Cost	Amortization	Amount
	(In thousands)
Customer relationships	$145,100	$(99,961)	$45,139	$145,100	$(95,063)	$50,037
Technology-based	23,500	(11,097)	12,403	23,500	(10,118)	13,382
Trademark portfolio	13,620	(1,930)	11,690	13,620	(1,759)	11,861
Total other intangible assets	$182,220	$(112,988)	$69,232	$182,220	$(106,940)	$75,280

Note 5.         Income Taxes

We establish a provision for income taxes currently payable or receivable and for income tax amounts deferred to future periods based upon a separate return allocation method which results in income tax expense that approximates the expense that would result if HRG was a stand-alone entity.  Deferred tax assets and liabilities are recorded for the estimated future tax effects of differences that exist between the financial reporting carrying amount and tax bases of assets and liabilities.  Deferred tax assets are offset by valuation allowances when we determine it is more likely than not that such deferred tax assets will not be realized in the foreseeable future.

In accordance with the Policy Statement, all income tax obligations and benefits that arose prior to March 1, 2014, except for deferred income taxes related to differences between the financial reporting carrying amounts and tax bases of the Hughes Retail Group assets and liabilities, are attributable to the EchoStar Group.  Because no arrangements for inter-group settlement of income taxes existed prior to March 1, 2014, no inter-group receivables or payables were recognized for attributed income tax expenses or benefits related to operations for periods prior to March 1, 2014.

Note 6.         Equity/Attributed Net Assets

The reported amounts of equity/attributed net assets for the Hughes Retail Group and all other operations represent the excess of attributed assets over attributed liabilities for the respective groups.  EchoStar Group equity includes the 20.0% retained interest of EchoStar common stockholders in the net assets of the Hughes Retail Group.

Hughes Retail Group equity/attributed net assets consisted of attributed paid-in capital and accumulated earnings as follows:

	As of
	March 31,	December 31,
	2014	2013
	(in thousands)
Attributed paid-in capital	$456,122	$456,686
Attributed accumulated earnings (deficit):
Periods prior to March 1, 2014	33,395	32,166
Periods beginning March 1, 2014	(1,153)	—
Total	32,242	32,166
Total equity/attributed net assets	$488,364	$488,852